NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION

NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the entire class of the following securities issued by MacroShares Major Metro Housing Up Trust (the 'Company') from listing and registration on the effective date of this Form 25:

MacroShares Major Metro Housing Up Shares
(suspended 12/29/2009) (symbol:  UMM)


This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issue has been called for redemption. Accordingly, the above issue has been suspended from trading on NYSE Arca prior to the opening of business on the date noted.